Exhibit 99.1
STEALTHGAS INC. REPORTS SECOND QUARTER AND FIRST SIX
MONTHS 2010 FINANCIAL AND OPERATING RESULTS.
RESULTS OF THE COMPANY’S ANNUAL GENERAL MEETING HELD ON
AUGUST 23, 2010.
PLUS AN UPDATE ON THE COMPANY’S STOCK REPURCHASE
PROGRAMME.
ATHENS, GREECE, August 23, 2010. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and first six months ended June 30, 2010.
Second Quarter 2010 Results:
For the three months ended June 30, 2010, voyage revenues amounted to $26.9 million, a decrease of $0.2 million, or 0.7%, compared to voyage revenues of $27.1 million for the three months ended June 30, 2009. Net income for the three months ended June 30, 2010 was $4.1 million or $0.19 per share, a decrease of $2.4 million, from net income of $6.5 million, or $0.29 per share, for the three months ended June 30, 2009. Net income for the three months ended June 30, 2010 included a gain on the sale of vessels of $1.0 million compared to a loss on the sale of vessels of $0.8 million for the three months ended June 30, 2009.
For the three months ended June 30, 2010, the Company had a $1.4 million realized cash loss on interest rate swap arrangements and a $1.2 million unrealized non-cash gain on interest rate swap and foreign currency hedging arrangements. This compares to a realized cash loss of $0.5 million on interest rate swap arrangements and an unrealized non-cash gain on interest rate swap and foreign currency hedging arrangements of $3.2 million for the three months ended June 30, 2009.
Voyage and operating expenses for the three months ended June 30, 2010 were $3.5 million and $9.3 million, respectively, compared to $2.1 million and $9.8 million, respectively, for the three months ended June 30, 2009. The increase in voyage expenses was due primarily to the increased level of spot market activity with 907 spot voyage days in the second quarter of 2010 compared to 743 spot voyage days in the same period last year. Under spot voyage charters the Company is responsible for all voyage expenses including fuel, port and canal fees. The decline in vessel operating expenses was due primarily to the decrease in the size of the fleet for the three months ended June 30, 2010 compared to the three months ended June 30, 2009, and was achieved despite the overall reduction in the average number of vessels on bareboat charter (9 for the three months ended June 30, 2010 compared to 14 in the same period in

2009). Dry docking expenses for the three months ended June 30, 2010 were $0.6 million an increase of $0.4 million compared to $0.2 million in the same period in 2009.
Adjusted EBITDA for the three months ended June 30, 2010 was $12.2 million, a decrease of $2.4 million from Adjusted EBITDA of $14.6 million for the three months ended June 30, 2009. A reconciliation of Adjusted EBITDA to Net Income and to Net Cash Provided by Operating Activities is set forth below.
Before the non-cash items discussed above, our net income was $2.9 million, or $0.13 per share for the three months ended June 30, 2010, as compared to a net income $3.3 million, or $0.15 per share before non-cash items during the three months ended June 30, 2009, a decrease of $0.4 million or 12.1%.
The decrease in operating net income after non-cash items is mainly attributable to a decrease in the size of our fleet, higher dry docking expenses, increased voyage expenses, as detailed above for the three months ended June 30, 2010 as compared to the same period last year.
An average of 37.6 vessels were owned by the Company in the three months ended June 30, 2010, earning an average time-charter equivalent rate of approximately $6,948 per day, as compared to 41.6 vessels, earning an average time-charter equivalent rate of $6,638 per day, for the same period of 2009.
First Half 2010 Results
For the six months ended June 30, 2010, voyage revenues amounted to $55.6 million and net income was $5.8 million, a decrease of $0.7 million, or 1.2%, and a decrease of $0.9 million, or 13.4%, respectively, from voyage revenues of $56.3 million and net income of $6.7 million for the six months ended June 30, 2009. For the six months ended June 30, 2010 net income included a gain on the sale of vessels of $1.0 million compared to a loss of $0.8 million on the sale of vessels in the same period in 2009.
Voyage and operating expenses for the six months ended June 30, 2010 were $6.8 million and $18.4 million, respectively, compared to $4.4 million and $18.4 million, respectively, for the six months ended June 30, 2009. The increase in voyage expenses was due primarily to the increased level of spot market activity with 1,762 spot voyage days in the first half of 2010 compared to 1,244 spot voyage days in the same period last year. Under spot voyage charters the Company is responsible for all voyage expenses including fuel, port and canal fees. Vessel operating expenses were flat due primarily to the decrease in the size of the fleet for the six months ended June 30, 2010 compared to the six months ended June 30, 2009, and despite a decrease in the average number of vessels on bareboat charter (9.7 for the six months ended June 30, 2010 compared to 14 in the same period in 2009). Dry docking expenses for the six months ended June 30, 2010 were $1.7 million an increase of $1.4 million compared to $0.3 million in the first half of 2009.
The Company’s basic and diluted earnings per share were $0.26 for the six months ended June 30, 2010 as compared to basic and diluted earnings per share of $0.30 for the six months ended June 30, 2009.
For the six months ended June 30, 2010, the Company had a $3.2 million realized cash loss on interest rate swap arrangements and a $0.3 million unrealized non-cash loss on interest rate swap and foreign currency hedging arrangements. This compares to a realized cash loss on interest rate swap arrangements of $1.6 million and an unrealized non-cash loss of $3.0 million on interest rate swap and foreign currency hedging arrangements for the six months ended June 30, 2009.
Adjusted EBITDA for the six months ended June 30, 2010 was $22.1 million, a decrease of $1.1 million, or 4.7%, from $23.2 million for the six months ended June 30, 2009. A reconciliation of Adjusted EBITDA to Net Income and to Net Cash provided by operating activities is set forth below.
Before the non-cash items discussed above, net income was $6.1 million or $0.28 per share, for the six months ended June 30, 2010, as compared to $9.7 million, or $0.44 per share, before non-cash items for the six months ended June 30, 2009, a decrease of $3.6 million or 37.1%.
An average of 39.3 vessels were owned by the Company in the six months ended June 30, 2010, earning an average time-charter equivalent rate of approximately $7,006 per day as compared to 41.2 vessels, earning an average time-charter equivalent rate of $6,986 per day for the same period of 2009.
CEO Harry Vafias commented:
“In reviewing both the second quarter and first half of 2010, in what still remains quite a challenging operating environment, I am reasonably pleased with the Company’s performance. We rationalized our fleet during the latter part of 2009 and in the first half of this year in terms of maintaining the average age of the fleet, through the sale of some older ships. The benefits of these initiatives can be seen in improvements in our average daily TCE rate, although this still remains below the levels we were achieving prior to the economic slowdown that commenced towards the end of 2007.
As we forecast last year, both 2010 and 2011 are “heavy years” for the Company in terms of our scheduled dry dockings so taking the significant increase in these expenses into account year on year, plus the actual reduction in the size of our fleet both revenues and profitability have in my view held up quite well so far in 2010.
Our core LPG sector continues to perform reasonably steadily, and as we have discussed many times the fundamentals for this sector look increasingly attractive as we move towards 2011 and beyond, with fewer challenges than several other sectors of shipping face during this period. Accordingly we continue to be disappointed by the market’s valuation of our company and question why our shares trade in tandem with other shipping stocks that are in sectors in which we are not involved.
Underpinning our LPG fleet we also have our very modern tanker fleet, with an average age of approximately one year, numbering three M.R. Product Carriers and our new Aframax crude oil tanker that was delivered to us in July, these vessels have an average of 47 months of period employment going forward.
With the outlook and direction for growth in the global economy being questioned again, we are able to point to our steady trading performance during the past two challenging years and we believe the company, due to its core market and leading position within it, its prudent financial structure and employment profile is well positioned to either weather a further downturn should it occur or take advantage of improved market conditions if in fact the world’s economy does continue to recover.

Quarterly Dividend:
At today’s meeting, the Company’s Board of Directors decided to continue the suspension of dividend payments to shareholders.
Annual General Meeting.
At the Annual General Meeting of the stockholders of the Company held on August 23, 2010 Mr. Michael Jolliffe was re-elected to the Board of Directors as an independent director and as Chairman for a further three year term. The re-appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as auditors to the Company for the year ending December 31, 2010 was ratified.
Common Stock Repurchase Programme
As of August 23, 2010, the Company had completed the repurchase of 1,205,229 shares of its common stock at an average price of $5.21 per share, under the common stock repurchase programme announced on March 22, 2010.

Fleet Profile and Fleet Deployment:
The table below shows the Company’s fleet development and deployment as of today:
LPG Carrier Fleet

	Vessel
	Size	Vessel	Year	Delivered	Employment	Charter Expiration
Vessel	(cbm)	Type	Built	To GASS	Status	(1)
CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Tine Charter	May-12
Gas Premiership	7,200	F.P.	2001	Mar-08	Time Charter	Mar-12
Gas Haralambos	7,000	F.P.	2007	Oct-07	Time Charter	Jun-13
Gas Marathon	6,572	F.P.	1995	Nov-05	Time Charter	Aug-10
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Apr-11
Gas Moxie	6,526	F.P.	1992	May-05	Spot	—
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-11
Gas Monarch	5,018	F.P.	1997	Dec-05	Bareboat	Nov-10
Lyne	5,014	F.P.	1996	May-06	Bareboat	May-11
Gas Emperor	5,013	F.P.	1995	Feb-05	Bareboat	Aug-10
Catterick	5,001	F.P.	1995	Nov-05	Time Charter	Jan-12
Sir Ivor	5,000	F.P.	2003	May-06	Bareboat	May-11
Gas Icon	5,000	F.P.	1994	Jun-07	Spot	—
Gas Kalogeros	5,000	F.P.	2007	Jul-07	Time Charter	Jun-11
Gas Defiance	5,000	F.P.	2008	July-08	Time Charter	Jan-11
Gas Shuriken	5,000	F.P.	2008	Oct-08	Time Charter	Oct-10
Gas Sincerity	4,123	F.P.	2000	Nov-05	Time Charter	Aug-11
Gas Spirit	4,112	F.P.	2001	Dec-05	Time Charter	Dec-10
Gas Zael	4,111	F.P.	2001	Dec-05	Time Charter	Jan -11
Gas Kaisen	4,109	S.R.	1991	Nov-04	Spot	—
Gas Shanghai	3,526	F.P.	1999	Dec-04	Time Charter	Dec-10
Gas Nemesis	3,518	F.P.	1996	May-07	Time Charter	Aug-10
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Spot	—
Gas Czar	3,510	F.P.	1995	Feb-06	Spot	—
Gas Astrid	3,500	F.P.	2009	Apr-09	Time Charter	Apr-11
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Oct-11
Gas Sikousis	3,500	F.P.	2006	Aug-07	Time Charter	May-11
Gas Exelero	3,500	F.P.	2009	June-09	Time Charter	Jun-11
Gas Arctic	3,434	S.R.	1992	Apr-05	Spot	—
Gas Ice	3,434	S.R.	1991	Apr-05	Spot	—
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	May-13
Gas Pasha	3,244	F.P.	1995	Jun-06	Time Charter	Sep-11
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	—
Gas Tiny	1,320	S.R.	1991	Oct-04	Spot	—

	Vessel
	Size	Vessel	Year	Delivered	Employment	Charter Expiration
Vessel	(cbm)	Type	Built	To GASS	Status	(1)
FLEET TOTAL:
34 VESSELS	155,204 cbm
Additional Vessels (with expected delivery date)
TBN	5,000	F.P.	2011	Feb-11
TBN	5,000	F.P.	2011	Mar-11
TBN	5,000	F.P.	2011	July-11
TBN	7,500	F.P.	2011	Nov-11
TBN	7,500	F.P.	2012	May-12
TOTAL LPG CARRIER FLEET:
39 VESSELS	185,204 cbm
Tanker Fleet

	Vessel
	Size	Vessel	Year	Delivered	Employment	Charter
Vessel	(dwt)	Type	Built	To GASS	Status	Expiration(1)
Navig8 Fidelity	47,000	MR Product Tanker	2008	Jan-08	Bareboat	Jan-15
Navig8 Faith	47,000	MR Product Tanker	2008	Feb-08	Bareboat	Feb-15
Alpine Endurance	46,000	MR Product Tanker	2009	Jul-09	Bareboat	Jul-12
M.T. Spike	115,804	Aframax Crude Oil Tanker	2010	Jul-10	Bareboat	Jul-15
TOTAL TANKER FLEET:
4 VESSELS	255,804 dwt

•	F.P.: Fully-Pressurized

•	S.R.: Semi-Refrigerated

•	M.R.: Medium Range

(1)	Earliest date charters could expire.
About STEALTHGAS INC.
Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company primarily serving the liquified petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 34 LPG carriers with a total capacity of 155,204 cubic meters (cbm), three M.R. product tankers and one Aframax crude oil tanker. The company has also entered into agreements to acquire five new building LPG carriers with expected delivery from February 2011 through May 2012. Once these acquisitions are completed, STEALTHGAS INC.’s fleet will be composed of 39 LPG carriers with a total capacity of 185,204 cubic meters (cbm), three M.R. product tankers and one Aframax crude oil tanker with a total capacity of 255,804 deadweight tons (dwt). STEALTHGAS INC.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC.’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.
Visit our website at www.stealthgas.com
Company Contact:
Andrew J. Simmons
Chief Financial Officer
STEALTHGAS INC.
011-30-210-6250-001
E-mail: simmons@stealthgas.com
Fleet Data:
The following key indicators highlight the Company’s operating performance during the second quarters ended June 30, 2009 and June 30, 2010.

FLEET DATA	Q2 2009	Q2 2010
Average number of vessels (1)	41.6	37.6
Period end number of vessels in fleet	42	37
Total calendar days for fleet (2)	3,788	3,418

FLEET DATA	Q2 2009	Q2 2010
Total voyage days for fleet (3)	3,765	3,361
Fleet utilization (4)	99.4%	98.3%
Total charter days for fleet (5)	3,022	2,454
Total spot market days for fleet (6)	743	907
Fleet operational utilization (7)	88.9%	87.1%

AVERAGE DAILY RESULTS	Q2 2009	Q2 2010
Time Charter Equivalent — TCE (8)	$6,638	$6,948
Vessel operating expenses (9)	2,576	2,715
Management fees	342	365
General and administrative expenses	232	235
Total operating expenses (10)	2,808	2,950
The following key indicators highlight the Company’s operating performance during the six months ended June 30, 2009 and June 30, 2010.

FLEET DATA	6M 2009	6M 2010
Average number of vessels (1)	41.2	39.3
Period end number of vessels in fleet	42	37
Total calendar days for fleet (2)	7,457	7,108
Total voyage days for fleet (3)	7,424	6,976
Fleet utilization (4)	99.6%	98.1%
Total charter days for fleet (5)	6,180	5,214
Total spot market days for fleet (6)	1,244	1,762
Fleet operational utilization (7)	92.7%	86.6%

AVERAGE DAILY RESULTS	6M 2009	6M 2010
Time Charter Equivalent — TCE (8)	$6,986	$7,006
Vessel operating expenses (9)	2,467	2,593
Management fees	335	362
General and administrative expenses	245	202
Total operating expenses (10)	2,712	2,795

1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)	Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)	Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

6)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

8)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

9)	Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

10)	Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.
Adjusted EBITDA Reconciliation:
Adjusted EBITDA represents net earnings before interest, taxes, depreciation, amortization and amortization of fair value of acquired time charters. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by the United States generally accepted accounting principles, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies in the shipping or other industries.
Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.

Adjusted EBITDA reconciliation for the second quarters ended June 30, 2009 and June 30, 2010:

(figures in US $)	Q2 2009	Q2 2010
Net Cash Provided By Operating Activities	$12,490,030	$3,445,145
Net (decrease) in current assets, excluding cash	(941,291)	(728,526)
Net (increase)/decrease in current liabilities, excluding short-term portion of long term debt	(923,383)	5,828,150
Net gain / (loss) on sale of vessels	(791,659)	1,037,606
Interest income	(31,912)	(138,078)
Interest and finance costs	1,772,059	1,817,459
Amortization of finance fees	(33,866)	(224,367)
Share based compensation	(166,860)	(46,426)
Change in fair value of derivatives	3,227,499	1,230,261
Adjusted EBITDA	$14,600,617	$12,221,224

(figures in US $)	Q2 2009	Q2 2010
Net Income	$6,491,266	$4,145,699
Plus interest and finance costs	1,772,059	1,817,459
Less interest income	(31,912)	(138,078)
Plus depreciation	6,419,447	6,396,144
Less amortization of fair value of acquired time charters	(50,243)	—
Adjusted EBITDA	$14,600,617	$12,221,224
Adjusted EBITDA reconciliation for the six months ended June 30, 2009 and June 30, 2010:

(figures in US $)	6M 2009	6M 2010
Net Cash Provided By Operating Activities	$26,651,391	$21,527,520
Net (decrease) / increase in current assets, excluding cash	(1,048,523)	1,886,517
Net (increase) in current liabilities, excluding short-term portion of long term debt	(2,191,739)	(4,900,998)
Net gain / (loss) on sale of vessels	(791,659)	960,696
Interest income	(170,392)	(205,655)
Interest and finance costs	4,168,137	3,604,625
Amortization of finance fees	(55,874)	(334,158)
Share based compensation	(331,270)	(95,011)
Change in fair value of derivatives	(3,009,659)	(303,959)
Adjusted EBITDA	$23,220,412	$22,139,577

(figures in US $)	6M 2009	6M 2010
Net Income	$6,679,995	$5,759,846
Plus interest and finance costs	4,168,137	3,604,625
Less interest income	(170,392)	(205,655)
Plus depreciation	12,724,224	12,980,761
Less amortization of fair value of acquired time charters	(181,552)	—
Adjusted EBITDA	$23,220,412	$22,139,577
On August 23 at 11:00 am EDT, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.
Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1888 935 4577 (US Toll Free Dial In) or 0800 028 1277 (UK Toll Free Dial In).
In case of any problems with the above numbers, please dial +1 212 444 0412 (US Toll Dial In), or +44 (0)20 7806 1950 (Standard International Dial In). Please quote “4669369”.
A telephonic replay of the conference call will be available until August 30, 2010 by dialing 1866 932 5017 (US Toll Free Dial In), 0800 358 7735 (UK Toll Free Dial In) or +44 (0)207 111 1244 (Standard International Dial In). Access Code: 4669369#
Slides and Audio Webcast:
There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

StealthGas Inc.
Unaudited Condensed Consolidated Statements of Income
(Expressed in United States Dollars)

	Six Month Periods Ended
	June 30,
	2009	2010

Revenues
Voyage revenues	56,281,514	55,627,065

Expenses
Voyage expenses	4,418,440	6,756,444
Vessels’ operating expenses	18,397,678	18,430,219
Dry-docking costs	266,379	1,747,636
Management fees	2,499,250	2,573,120
General and administrative expenses	1,827,051	1,432,610
Depreciation	12,724,224	12,980,761
Net (gain)/loss on sale of vessels	791,659	(960,696)

Total expenses	40,924,681	42,960,094

Income from operations	15,356,833	12,666,971

Other income and (expenses)
Interest and finance costs	(4,168,137)	(3,604,625)
Change in fair value of derivatives	(4,602,206)	(3,464,426)
Interest income	170,392	205,655
Foreign exchange loss	(76,887)	(43,729)

Other expenses, net	(8,676,838)	(6,907,125)

Net income	6,679,995	5,759,846

Earnings per share
- Basic	0.30	0.26

- Diluted	0.30	0.26

Weighted average number of shares
-Basic	22,204,576	22,007,297

-Diluted	22,210,494	22,018,437

-Cash dividends per share declared	0.1875	—

StealthGas Inc.
Unaudited Condensed Consolidated Statements of Income
(Expressed in United States Dollars)

	Quarters Ended June 30,
	2009	2010

Revenues
Voyage revenues	27,076,724	26,870,374

Expenses
Voyage expenses	2,086,346	3,516,708
Vessels’ operating expenses	9,756,850	9,279,071
Dry-docking costs	218,715	609,676
Management fees	1,294,075	1,246,565
General and administrative expenses	877,815	803,951
Depreciation	6,419,447	6,396,144
Net (gain)/loss on sale of vessels	791,659	(1,037,606)

Total expenses	21,444,907	20,814,509

Income from operations	5,631,817	6,055,865

Other income and (expenses)
Interest and finance costs	(1,772,059)	(1,817,459)
Change in fair value of derivatives	2,678,674	(200,980)
Interest income	31,912	138,078
Foreign exchange gain	(79,078)	(29,805)

Other income, net	859,449	(1,910,166)

Net income	6,491,266	4,145,699

Earnings per share
- Basic	0.29	0.19

- Diluted	0.29	0.19

Weighted average number of shares
-Basic	22,210,108	21,748,423

-Diluted	22,221,458	21,763,071

StealthGas Inc.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in United States Dollars)

	December 31,	June 30,
	2009	2010

Assets
Current assets
Cash and cash equivalents	44,076,339	66,747,625
Trade and other receivables	1,685,558	2,805,874
Claims receivable	493,852	50,834
Inventories	2,146,919	2,541,305
Advances and prepayments	625,870	877,198
Restricted cash	4,399,188	3,948,309
Vessels held for sale	13,829,512	—
Fair value of derivatives	1,774,515	2,599,307

Total current assets	69,031,753	79,570,452

Non current assets
Deferred installments for vessels under construction	—	4,364,926
Advances for vessels under construction	23,485,905	23,727,316
Vessels, net	594,931,791	559,640,344
Other receivables	169,616	105,085
Restricted cash	1,550,000	1,550,000
Deferred finance charges, net of accumulated amortization of $469,888 and $804,046	1,466,756	1,132,598
Fair value of derivatives	1,861,189	3,529,932

Total non current assets	623,465,257	594,050,201

Total assets	692,497,010	673,620,653

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	7,310,097	17,114,866
Trade accounts payable	4,223,548	4,710,891
Other accrued liabilities	6,095,322	4,910,073
Customer deposits	3,522,287	2,465,334
Deferred income	3,643,963	2,125,598
Other current liability	8,061,250	12,890,421
Current portion of long-term debt	31,612,718	29,931,547
Current portion of long-term debt associated with vessel held for sale	4,554,270	—

Total current liabilities	69,023,455	74,148,730

Non current liabilities
Fair value of derivatives	10,327,792	12,886,508
Other non current liability	2,688,750	—
Long-term debt	309,655,082	285,970,176

Total non current liabilities	322,671,624	298,856,684

Total liabilities	391,695,079	373,005,414

Commitments and contingencies	—	—

Stockholders’ equity
Capital stock

	December 31,	June 30,
	2009	2010

5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share
100,000,000 common shares authorized 22,310,110 and 21,104,881 shares issued and outstanding with a par value of $0.01 per share	223,101	211,049
Additional paid-in capital	284,100,096	277,926,832
Retained earnings	17,415,158	23,175,004
Accumulated other comprehensive (loss)	(936,424)	(697,646)

Total stockholders’ equity	300,801,931	300,615,239

Total liabilities and stockholders’ equity	692,497,010	673,620,653

StealthGas Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Six Month Periods Ended June 30,
	2009	2010

Cash flows from operating activities
Net income for the period	6,679,995	5,759,846

Items included in net income not affecting cash flows:
Depreciation and amortization of deferred finance charges	12,780,098	13,314,919
Amortization of fair value of time charter	(181,552)	—
Share based compensation	331,270	95,011
Change in fair value of derivatives	3,009,659	303,959
(Gain)/Loss on sale of vessels	791,659	(960,696)

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	1,271,158	(1,055,785)
Claims receivable	(110,692)	(185,018)
Inventories	(373,292)	(394,386)
Advances and prepayments	261,349	(251,328)
Increase/(decrease) in
Payable to related party	5,148,291	9,804,769
Trade accounts payable	(22,644)	487,343
Other accrued liabilities	(223,868)	(1,185,249)
Other current liability	—	(2,687,500)
Deferred income	(2,710,040)	(1,518,365)

Net cash provided by operating activities	26,651,391	21,527,520

Cash flows from investing activities
Insurance proceeds	659,977	628,036
Advances for vessel under construction	(11,663,479)	(241,411)
Proceeds from sale of vessels, net	6,229,973	37,100,894
Acquisition of vessels	(48,470,690)	—
Decrease in restricted cash account	588,571	450,879

Net cash (used in)/provided by investing activities	(52,655,648)	37,938,398

Cash flows from financing activities
Stock repurchase	—	(6,280,327)
Dividends paid	(4,183,146)	—
Deferred finance charges	(639,625)	—
Customer deposits	37,407	(1,056,953)
Loan repayment	(12,668,911)	(29,920,347)
Proceeds from long-term debt	19,250,000	—

Net cash provided by/(used in) financing activities	1,795,725	(37,257,627)

Effect of exchange rate changes on cash	—	462,995

Net (decrease)/increase in cash and cash equivalents	(24,208,532)	22,671,286
Cash and cash equivalents at beginning of year	41,848,059	44,076,339

Cash and cash equivalents at end of period	17,639,527	66,747,625

Supplemental Cash Flow Information:
Non cash items:
Deferred advances payable to shipyard	—	4,364,926